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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 4)*

                                  Astrex, Inc.
                         ------------------------------
                                (Name of Issuer)

                            Astrex, Inc. Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   046357-20-8
                                 --------------
                                 (CUSIP Number)

              John C. Loring, 700 Irving Park, Chicago, IL 60613
              ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 15, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the Statement |_|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D
                                 Amendment No. 4

CUSIP 046357-20-8                                                    Page 2 of 4
John C. Loring
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           John C. Loring                SS# ###-##-####
           Elizabeth J.S. Loring        SS# ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States, Illinois
------------------------------------------------------------------------------
  NUMBER OF  |  7 |  SOLE VOTING POWER          John C. Loring 1,849,310 Shares
   SHARES    |    |                             Elizabeth Loring 271,970 Shares
BENEFICIALLY |    |
  OWNED BY   |  8 |  SHARED VOTING POWER        John & Elizabeth Loring 58,983
   EACH      |    |
 REPORTING   |  9 |  SOLE DISPOSITIVE POWER     Same as 7
PERSON WITH  |    |
             |    |
             | 10 |  SHARED DISPOSITIVE POWER   Same as 8
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See 7 & 8   2,180,263 Shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.53%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN (EP)
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  Schedule 13D
                                 Amendment No. 4

CUSIP 046357-20-8                                                    Page 3 of 4
John C. Loring


Item 1.  Security and Issuer:
         New Common Stock issued by Astrex, Inc. pursuant to Astrex, Inc.'s Second Amended Joint Plan of Reorganization. The principal offices of Astrex, Inc. are located at 205 Express Street, Plainview, New York 11803.

Item 2.  Identity and Background:
         (a)   John C. Loring and Elizabeth J. Loring.
         (b) Mr. and Mrs. Loring's address is 700 Irving Park Road, Chicago, Illinois 60613.
         (c) Mr. Loring's principal occupation is attorney and private investor, in addition he is the Chairman of the Board of Astrex, Inc. and a director of Geauga Savings Bank. Mr. Loring's principal place of business and address is John C. Loring Esq., 700 Irving Park Road, Chicago, Illinois 60613. Astrex, Inc.'s address is given in response to Item 1. Geauga Savings Bank's address is 10800 Kinsman Road, Newbury, Ohio 44065. Mrs. Loring is not employed. (Mr. Loring is no longer a director of Fleet Aerospace, Inc.)
         (d) Neither Mr. Loring nor Mrs. Loring have ever been convicted in a criminal proceeding.
         (e) In the last five years neither Mr. Loring nor Mrs. Loring have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.
         (f) Mr. and Mrs. Loring are citizens of the United States and State of Illinois.

Item 3.  Source and Amount of Funds or Other Consideration:

         The purchase of one million two hundred thousand (1,200,000) unregistered and accordingly restricted shares of Astrex, Inc. common stock (the "Newly reported Shares") issued by the Company. These Newly Reported Shares were acquired with personal funds on hand.

         The remainder of the shares owned were acquired as follows:

                  480,263 shares acquired with personal funds
                  500,000 shares acquired for services rendered

Item 4.  Purpose of Transaction:
         The Newly Reported Shares and all previously acquired shares of the Company are being held for long term investment.

Item 5.  Interest in Securities of the Issuer:
         (a) In aggregate Mr. and Mrs. Loring own or control 2,180,263 shares of Astrex, Inc. common stock representing approximately 38.53% of the approximately 5,659,277 outstanding.
         (b) Of the Newly Reported Shares, (i) Mr. Loring has sole ownership, voting and disposition power over 959,200 shares, (ii) Mr. Loring has sole voting and dispositive power over 41,200 shares, (iii) Mr. and Mrs. Loring share the ownership, voting and dispositive power over 4,800 shares, and (iv) Mrs. Loring has sole ownership, voting and dispositive power over 194,800 shares.
               With respect to all shares covered by registration 13D,(i) Mr. Loring has voting and dispositive power over 1,849,310 shares,
               (ii) Mrs. Loring has voting and dispositive power over 271,970 shares amd (iii) Mr. Loring and Mrs. Loring share voting and dispositive power over 58,983 shares.

         (c) On July 15, 1998 Mr. Loring and Mrs. Loring entered into a private placement agreement with the Company for the purchase of the Newly Reported Shares at the price of $0.25 a share. Pursuant to that agreement the Company has an option to reacquire the shares in February 1999 for $318,000 in the event that either, the Company does not make available common stock to the Company's other shareholders through a rights offering on substantially similar terms by November 1998, or if it does that Mr. Loring and Mrs. Loring subscribe as a matter of right (and not including any oversubscription shares) for more then $31,000 of shares in that offering.

                                  Schedule 13D
                                 Amendment No. 4

CUSIP 046357-20-8                                                   Page 4 of 4
John C. Loring



Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer:

         (a) See Item 5 (c). The Newly reported Shares may not be sold or transferred except upon receipt by the Company of an opinion of counsel that registration is not required or alternatively the Company's written waiver of such an opinion.

         (b) Mr. and Mrs. Loring are husband and wife.

Item 7.  Exhibit
         Subscription and Stock Purchase Agreement between Astrex, Inc. and John C. and Elizabeth S.J. Loring dated July 15, 1998.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


         July 25, 1998


         /s/  John C. Loring                      /s/   Elizabeth J.S. Loring
         ---------------------------             ------------------------------
            John C. Loring                           Elizabeth J.S. Loring